Stradley Ronon Stevens & Young, LLP

Suite 2600

2005 Market Street

Philadelphia, PA   19103-7018

Telephone   215.564.8000

Fax   215.564.8120

www.stradley.com

February 6, 2012

VIA EDGAR

Ms. Karen Rosotto

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       Franklin Alternative Strategies Funds

File No. 811-22641

Dear Ms. Rosotto:

On behalf of the Franklin Alternative Strategies Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed on January 5, 2012, by you via a letter to me, with regard to the Registrant’s registration statement on Form N‑1A relating to the Franklin Pelagos Commodities Strategy Fund and Franklin Managed Futures Strategy Fund (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 6, 2011 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Below we have restated your comments (in bold) and have provided the Registrant’s response to each comment.  These responses will be incorporated into an amendment to the Registrant’s Registration Statement to be made on or about February 15, 2012.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1.      Comment:  Outside Front Cover – Please note on the Cover each of the series to be offered by the Registrant:  (i) the Franklin Pelagos Commodities Strategy Fund and (ii) the Franklin Pelagos Managed Futures Strategy Fund.

Proposed Response:  The Registrant respectfully declines this comment.  A separate offering circular has been created for each of the Franklin Pelagos Commodities Strategy Fund and the Franklin Pelagos Managed Futures Strategy Fund.  The Registrant believes that it would be both misleading and confusing to investors to list both fund names on the outside front cover page of the offering circular when only one of the funds is actually discussed in the offering circular.  The practice of listing on the cover page only the fund that is offered in the offering circular is a standard practice both at Franklin Templeton Investments and within the investment company industry.

Philadelphia, PA  ●  Malvern, PA  ●  Harrisburg, PA ● Wilmington, DE  ●  Cherry Hill, NJ  ●  Washington, DC

A Pennsylvania Limited Liability Partnership

2.      Comment:  Item 5.  To conform with the requirements of Form N-1A, Item 5, please replace the term “Investment Manager” with “Investment Adviser” when referring to Franklin Advisers, Inc.

Proposed Response:  The Registrant respectfully declines this comment.  The services Franklin Advisers, Inc. provides to the Funds go beyond purely investment advisory services and accordingly, the Registrant believes the term “Investment Manager” is an appropriate term to use in disclosure to address the requirements of the section titled “Management” under Item 5 of Form N-1A.  Franklin Templeton Investments has used the term “Investment Manager” in the prospectuses throughout its entire fund complex for many years.

3.      Comment:  Item 9.  Under “Investment Objective,” the second sentence, beginning with the phrase “The Fund seeks to achieve…,” does not describe the Fund’s investment objective, but rather describes its strategy.  Accordingly, please move this paragraph to the section immediately following entitled “Principal Investment Strategies.”

Proposed Response:  The disclosure has been revised as requested.

4.      Comment:  The Commodities Strategy Fund Offering Circular, in Item 9, under “Principal investment strategies, Commodity Exposure Generally,” notes that

      The Fund seeks exposure to the commodities markets by investment in commodity-linked derivative instruments including commodity-linked notes, commodity-linked total return swaps, commodity futures, commodity index futures and options on commodities and commodity index futures.

Please explain how the Fund will meet its obligations regarding these investments under Investment Company Act Release No. 10666 (Apr. 18, 1979) [44 FR 25128 (Apr. 27, 1979)].

Proposed Response:  The Registrant’s SAI discloses under the section titled “Borrowing- Segregation of Assets.”

Segregation of assets.  Consistent with SEC staff guidance, financial instruments that involve obligations to make future payments to third parties will not be viewed as creating any senior security provided that the Fund covers its obligations as described below.  Those financial instruments can include, among others, (i) securities purchased on a when-issued, delayed delivery, and to be announced basis, (ii) futures contracts, (iii) forward currency contracts, (iv) swaps, (v) written options, (vi) unfunded commitments, (vii) securities sold short, and (viii) reverse repurchase agreements.

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Consistent with SEC staff guidance, the Fund will consider its obligations involving such a financial instrument as “covered” when the Fund (1) maintains an offsetting financial position, or (2) segregates liquid assets (constituting cash, cash equivalents or other liquid portfolio securities) equal to the Fund’s exposures relating to the financial instrument, as determined on a daily basis.  Dedicated Fund compliance policies and procedures, which the board of trustees has approved, govern the kinds of transactions that can be deemed to be offsetting transactions for purposes of (1) above, and the amounts of assets that need to be segregated for purposes of (2) above (Asset Segregation Policies).

In the case of forward currency contracts, the Fund may offset the contracts for purposes of (1) above when the counterparties, terms and amounts match, otherwise an appropriate amount of assets will be segregated consistent with (2) above. Segregated assets for purposes of (2) above are not required to be physically segregated from other Fund assets, but are segregated through appropriate notation on the books of the Fund or the Fund’s custodian.

The Fund’s Asset Segregation Policies may require the Fund to sell a portfolio security or exit a transaction, including a transaction in a financial instrument, at a disadvantageous time or price in order for the Fund to be able to segregate the required amount of assets.  If segregated assets decline in value, the Fund will need to segregate additional assets or reduce its position in the financial instruments.  In addition, segregated assets may not be available to satisfy redemptions or for other purposes, until the Fund’s obligations under the financial instruments have been satisfied.  In addition, the Fund’s ability to use the financial instruments identified above may under some circumstances depend on the nature of the instrument and amount of assets that the Asset Segregation Policies require the Fund to segregate.  The Asset Segregation Policies provide, consistent with current SEC staff positions, that for futures and forward contracts that require only cash settlement, and swap agreements that call for periodic netting between the Fund and its counterparty, the segregated amount is the net amount due under the contract, as determined daily on a mark-to-market basis. For other kinds of futures, forwards and swaps, the Fund must segregate a larger amount of assets to cover its obligations, which essentially limits the Fund’s ability to use these instruments.  If the SEC staff changes its positions concerning the segregation of the net amount due under certain forwards, futures and swap contracts, the ability of the Fund to use the financial instruments could be negatively affected.

The foregoing asset segregation policies also apply to a Fund’s investment in commodity-linked derivative instruments including commodity-linked total return swaps, commodity futures, commodity index futures and options on commodities and commodity index futures and will be the way by which the Fund will meet its obligations under Investment Company Act Release No. 10666.

5.      Comment:  Furthermore, in Item 9 of the Commodities Strategy Fund Offering Circular, in the second paragraph under “Commodity Exposure Generally,” it is noted that

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      The purpose of investing in commodity-linked derivative instruments through the Subsidiary is to cause all income or gains from such commodity-related investments to qualify as “good income” for the Fund under the Code.

Under “Investments in the Wholly-Owned Subsidiary,” the Offering Circular also notes that “[t]he Fund may invest up to 25% of its total assets in the Subsidiary.”  In light of these two statements, please describe to us how the Fund is expected to be constructed so that 90% of the income produced from the Fund’s investments will qualify as “good income” under Section 851(b)(2) of the Code.  Among other things, the description should address the IRS’s suspension of private letter rulings and why it is appropriate to treat such income as “good income.”

Proposed Response:  The Fund will invest in commodity-linked derivatives through the Subsidiary.  The Fund intends to treat the income it derives from the Subsidiary as qualifying (or “good”) income based on section 851(b)(2) of the Internal Revenue Code of 1986, as amended (the “Code”).  The Subsidiary is classified as a controlled foreign corporation (“CFC”) within the meaning of Subpart F of the Code as a result of the Fund being the sole United States shareholder.  The flush language to section 851(b)(2) of the Code, states, in relevant part, that, the subpart F income of the Fund will be treated as qualifying income to the extent distributed. [1]   Accordingly, the Fund intends to rely on the plain meaning of the Code; namely, that dividends paid to the Fund by the Subsidiary, as a CFC, are qualifying (or “good”)  income.  In addition, on July 22, 2011, the Fund filed a request with the Internal Revenue Service (“IRS”) for a private letter ruling holding that income from the Subsidiary is qualifying income, similar to the approximately 74 other private letter rulings (“PLRs”) issued by the IRS, between August 10, 2006 and May 13, 2011, to other funds, but on which the Fund is not entitled to rely.  The IRS has taken no action to date on the Fund’s request for a PLR in respect of the income received by the Fund from the Subsidiary.  Reportedly, the IRS continues to accept requests for such PLRs but suspended in July 2011 the issuance of further PLRs in order to give the IRS time to reconsider the basis for issuing the PLRs.  There has neither been a formal announcement by the IRS relating to such suspension nor has the IRS given any indication that the holdings of such PLRs are no longer valid.  To the contrary, in October 2011, IRS officials informally announced [2]  at the American Bar Association, Section of Taxation, Meeting that:  (1) the IRS intends to issue guidance that all taxpayers can rely on and, if the rules change, the guidance will prospective; (2) they understand the current unlevel playing field and this is a top priority for them to address; and (3) all funds whether they have an existing ruling, a ruling pending or submit a new ruling will all be treated the same.

[1]       Such flush language states, “For purposes of paragraph [851(b)](2), there shall be treated as dividends amounts included in gross income under section 951(a)(1)(A)(i) … for the taxable year to the extent that, under section 959(a)(1) …, there is a distribution out of the earnings and profits of the taxable year which are attributable to the amounts so included.”  Section 951(a)(a)(1)(A)(i) of the Code provides that if a foreign corporation is a CFC, every person who is a United States Shareholder in such corporation, which the Fund would be, shall include in his gross income for his taxable year his pro rata share of the corporation’s subpart F income for such year. In general, subpart F income is the amount which would have been distributed to such shareholder, if, on the last day in such corporation’s taxable year, it distributed its subpart F income (generally, the CFC’s current earnings and profits for the taxable year). Section 959(a)(1) excludes from gross income the amounts distributed that are, or were previously, taken into income of a U.S. shareholder as undistributed income of a CFC.

[2]       On October 21, 2011, Rich LaFalce, who is with the Financial Instruments & Products branch (“FIP”) of the Internal Revenue Service appeared before the Committee on Investment Management, and Steve Larson, the Associate Chief Counsel of FIP appeared before Financial Transactions Committee and both offered comments on investments by RICs in commodities and the current “pause” in issuance by the IRS of further such private letter rulings.

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6.      Comment:  As the Franklin Pelagos Managed Futures Strategy Fund will similarly invest in derivatives contracts that will provide exposure to commodities, please include a corresponding response to comments 4 and 5 for the Managed Futures Strategy Fund.

Proposed Response:  See responses to comments 4 and 5.

7.      Comment:  In Item 9, under “Risks Related to Principal Investment Strategies, Commodity Exchange Act Exclusion,” it is noted that both Funds “claim an exclusion from the definition of the term ‘commodity pool operator’ under the Commodity Exchange Act.”  It is also acknowledged that the CFTC “has recently proposed amendments to this exclusion.”  Although it is noted that “the full impact of such amendments on the Fund[s] are not yet known,” please describe any potential impact for the Funds and their shareholders if, as a result of the amendments, they are no longer excluded from the term “commodity pool operator” and are subject to registration under the CEA.

Proposed Response:  The Registrant respectfully declines this comment.  As noted in the disclosure, regulations have only been proposed and have been the subject of substantial industry comment and criticism.  We believe that it would be too speculative at this juncture to try to describe any potential impact for the Funds and their shareholders if, as a result of the amendments, they are no longer excluded from the term “commodity pool operator” and are subject to registration under the Commodity Exchange Act.  In fact, in the release proposing the regulations, the CFTC characterized its proposals as “an appropriate point at which to begin  discussions regarding the Commission’s concerns.”  See  Commodity Pool Operators and Commodity Trading Advisors: Amendments to Compliance Obligations, 76 Fed. Reg. 7976 at 7984 (Feb. 11, 2011) (emphasis added).

8.      Comment:  In Item 11, under “Shareholder Information,” as required in the instructions to Form N-1A, Item 11, if the Fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, disclose that the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.

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Proposed Response:  Neither Fund has or expects to have portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares.  Accordingly, no additional disclosure will be added to the offering circulars.

9.      Comment:  Also in Item 11, under “Tax Considerations, Investment in Commodities,” the Offering Circular notes that if the Fund were not to qualify as a regulated investment company due to a change in the IRS position, “… the Fund’s board may authorize a significant change in investment strategy or a liquidation of the Fund.”  Please indicate whether shareholders will be notified in advance of such actions by the Fund.

Proposed Response:  Each Fund will notify shareholders in advance of any significant change in investment strategy or a liquidation of a Fund, and disclosure to that effect has been added.  Currently, the only shareholders of each Fund are other investment companies within Franklin Templeton Investments’ mutual fund complex.

Statements of Additional Information

10.  Comment:  In Item 16, under “Investment Objective, Goals Strategies and Risks,” at the end of the third paragraph, the SAI states that:  If a percentage restriction or limitation is met at the time of investment, a later increase or decrease in the percentage due to a change in the value or liquidity of portfolio securities will not be considered a violation of the restriction or limitation.

Please add, immediately following “limitation,” the phrase “with the exception of the Fund’s limitations on borrowing, as described herein.”

Proposed Response:  The disclosure has been revised as requested.

11.  Comment:  In accordance with the previous comment, in Item 16, under “Investment Objective, Fundamental Investment Policies,” at the end of policy #1 concerning borrowing, please add the following:

      In the event that the Fund’s borrowings at any time exceed 33 1/3% of the value of the Fund’s total assets (including the amount borrowed) less the Fund’s liabilities (other than borrowings), within three days (excluding Sundays and holidays), the Fund will take corrective action to reduce the amount of its borrowings to an extent that the borrowings will not exceed 33 1/3% of the value of the Fund’s total assets (including the amount borrowed) less the Fund’s liabilities (other than borrowings).

      Proposed Response:  The Registrant respectfully declines this request to change each Fund’s fundamental investment policies.  The SAI of each Fund already discloses under “Borrowing” as follows:

      The Fund is required to maintain continuous asset coverage of at least 300% with respect to such borrowings and to reduce the amount of its borrowings (within three days) to restore such coverage if it should decline to less than 300% due to market fluctuations or otherwise.

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In addition, any such change to a Fund’s fundamental investment policy would also require shareholder approval.  The Registrant also desires to keep its fundamental investment policies uniform with the other funds within Franklin Templeton Investments’ mutual fund complex.

12.  Comment:  In Item 16, under “Non-Fundamental Investment Policies, Additional Strategies,” the SAI states that the Fund may “lend up to 33 1/3% of its total assets to certain of its portfolio securities to a qualified banks and broker-dealers.”  This appears to be an error.  Please correct this sentence as follows, or as otherwise appropriate:  The Fund may lend its portfolio securities to qualified banks and broker-dealers, up to 33 1/3% of its total assets.

Proposed Response:  Registrant will correct the sentence.

13.  Comment:  In Item 16, “Non-Fundamental Investment Policies, Glossary of Investments, Techniques, Strategies and Their Risks,” in the paragraph on Borrowing, in the fourth line, immediately following “within three days,” please insert the phrase “, excluding Sundays and holidays,”.

Proposed Response:  The disclosure has been revised as requested.

14.  Comment:  In Item 16, “Non-Fundamental Investment Policies, Glossary of Investments, Techniques, Strategies and Their Risks,” at the very end, in Disclosure of Portfolio Holdings, please add disclosure to fulfill the requirements of Form N-1A, Item 16(f)(1)(vi) to describe the procedures that the Fund uses to ensure that disclosure of information about portfolio securities is in the best interests of Fund shareholders, including procedures to address conflicts between the interests of Fund shareholders, on the one hand, and those of the Fund’s investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other.”

Proposed Response:  Registrant believes that the policies summarized in the section of the SAI titled “Disclosure of Portfolio Holdings- Policies and Procedures Regarding the Release of Portfolio Holdings” adequately addresses the requirements of Form N-1A Item 16(f)(1)(vi).

15.  Comment:  In Item 17, “Management of the Fund,” under “Management Information,” please note either in the third column of the table or elsewhere in this section, the Term of Office for each Director and Officer of the Fund.  Also, in the heading for column five of the table, following “Other Directorships Held,” please add “During the Last Five Years.”

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Proposed Response:  Disclosure has been added to provide the term held by each trustee and officer of the Fund.  Also, the phrase “For At Least the Last Five Years” has been added to the column heading “Other Directorships Held.”

16.  Comment:  In Item 20, “Portfolio Managers,” in the paragraph following the table, the SAI notes that in regard to other accounts managed by the Fund’s portfolio managers, “[t]he advisory fees for some of such other products and accounts may be different than that charged to the Fund and may include performance based compensation.”  In conformance with the requirement of Form N-1A, Item 20(a)(3), please note “the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account.”

Proposed Response:  Currently, no accounts managed by the portfolio manager have an advisory fee which is based on the performance of the account.  The language that you highlighted in the “Portfolio Managers” section has been revised.

17.  Comment:  In Item 24, “Taxation of the Fund, Investments in Commodities,” at the end of the paragraph concerning Income requirement, please note any advance notice that may be provided shareholders in the event that the Fund fails to qualify as a RIC and the board authorizes a corresponding “significant change in investment strategy.”

Proposed Response:  Each Fund will notify shareholders in advance of any significant change in investment strategy or a liquidation of a Fund and disclosure to that effect has been added to the offering circulars.  Currently, the only shareholders of each Fund are other investment companies within Franklin Templeton Investments’ mutual fund complex.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

            The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (215) 564-8149.

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                                                                        Regards,

                                                                        /s/ Kenneth L. Greenberg

                                                                        Kenneth L. Greenberg, Esquire

cc:        Steven J. Gray, Esquire

            Bruce G. Leto, Esquire

            Kristen H. Ives, Esquire